                                      EQU: TSX, NYSE

Equal Announces $50 Million Bought Deal Equity Financing

Calgary, Alberta – (April 26, 2011) Equal Energy Ltd. (“Equal” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by Scotia Capital Inc. pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 6,850,000 common shares (the “Common Shares”) at a price of $7.35 (the “Issue Price”) per Common Share for gross proceeds of $50,347,500 (“Offering”). Equal has also granted the Underwriters an over-allotment option to purchase up to an additional 685,000 Common Shares, at the same price, exercisable in whole or part at closing or until 30 days following closing of the Offering.  Net proceeds of the Offering will be used to fund the previously announced acquisition of certain oil and gas interests in the Hunton play in Oklahoma (the “Acquisition”).

The Common Shares shall be offered in all provinces of Canada by way of a short form prospectus, and in other jurisdictions pursuant to applicable exemptions from registration and prospectus requirements, including, without limitation, in the United States on a private placement basis.  Closing of the Offering is expected to occur on May 19, 2011 and is subject to certain conditions including, without limitation, the approval of the Toronto Stock Exchange and the receipt of necessary regulatory approvals.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Equal in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. Person absent registration or an applicable exemption from the registration requirements of such Act or laws.

For further information please contact:

Dell Chapman                                                                                 Don Klapko
Chief Financial Officer                                                                           President & CEO
(403) 538-3580 or (877) 263-0262                                                    (403) 536-8373 or (877) 263-0262

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Specific forward-looking statements included in this press release include comments related to the anticipated amount and use of net proceeds of the Offering and the expected closing date of the Offering.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, uncertainty regarding the completion of the Acquisition and the ability to access sufficient capital from internal and external sources.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.